Exhibit 1

NXP Semiconductors Reports Second Quarter 2018 Results

Announces $5 Billion Share Repurchase Authorization and

Termination of Qualcomm and NXP Purchase Agreement

Q2 2018
Revenue	$2.290 billion
GAAP Gross margin	51.5%
GAAP Operating margin	6.0%

Non-GAAP Gross margin	52.8%
Non-GAAP Operating margin	27.0%

EINDHOVEN, The Netherlands, July 26, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter 2018 ended July 1, 2018. The company also confirmed it will hold its second quarter 2018 earnings call at 8:00am EST on July 26, 2018.

NXP delivered second quarter revenue of $2.29 billion, an increase of 4 percent year on year, and an increase of 1 percent as compared to the prior quarter. HPMS segment revenue was $2.19 billion, an increase of 5 percent year on year, and an increase of 1 percent on a sequential basis.

Within the Automotive group, second quarter revenue was $1,008 million, up 7 percent year on year, with auto MCU, advanced analog and infotainment all contributing to the year on year growth. Within the Secure Connected Devices group, second quarter revenue was $644 million, up 10 percent year on year driven by demand for general purpose, multi-market MCUs, high performance application processors, and the continued year on year growth of mobile transaction products, offset with declines in mobile audio. In the Secure Interface and Infrastructure group, second quarter revenue was $398 million, down 9 percent year on year due to declines within the Digital Networking and RF-based product groups, with annual growth in Interface and Power products partially offsetting declines. During the second quarter, the U.S. Commerce Department ban on product shipments to ZTE negatively impacted the sale of RF Power and Digital Networking products. Lastly, in Secure Identification Solutions group, second quarter revenue was $143 million, up 7 percent year on year due to growth in the mobility and retail market.

NXP has received today notice from Qualcomm Incorporated that Qualcomm has terminated, effective immediately, the purchase agreement between NXP and an affiliate of Qualcomm following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement. Qualcomm has notified NXP that it will pay the $2 billion in termination compensation by 9:00 am, New York City time, on July 26, 2018.

“While it is unfortunate that the semiconductor powerhouse that would have resulted from the transaction with Qualcomm could not close after 21 months of diligent efforts by the team, we are confident in our future as an independent market leader and will continue to focus our efforts to drive our long-term strategy in our leadership markets of automotive and secure IoT solutions. Our strategic preparation has us more convinced about the opportunity from our key focus areas, which we will share more about at our upcoming Analyst Day in New York City,” said Richard Clemmer, NXP’s President and Chief Executive Officer

“Consistent with our historic policy of returning excess cash to shareholders, the NXP Board of Directors has authorized a $5 billion share repurchase program based on the significant strength of the NXP capital structure, and its confidence in the company’s ability to drive long-term growth and strong cash flow,” said Clemmer.

“In the second quarter, our GAAP operating margin was 6.0 percent, an increase from the 2.3 percent reported in the second quarter of 2017 due to better fall-through on higher revenue as well as lower expenses related to purchase price accounting. Our second quarter non-GAAP operating margin was 27.0 percent, a decline of 140-basis points as compared to 28.4 percent reported in the second quarter of 2017, primarily due to increased investments in new product development. On a sequential basis, our second quarter GAAP operating margin declined 10-basis points from the 6.1 percent reported in the first quarter of 2018, and our non-GAAP operating margin declined 20-basis points due to lower fall through and continued investments in new products. And finally, we repaid $1.25 billion of our long-term debt during the quarter, resulting in a total long-term debt balance of $5.34 billion. Due to the improved net debt position and positive cash flow generation, our overall financial leverage was reduced to 0.74x,” said Peter Kelly, NXP Chief Financial Officer.

Summary of Reported Second Quarter 2018 ($ millions, unaudited)

	Q2 2018	Q1 2018	Q2 2017	Q - Q	Y - Y
Product Revenue	$2,193	$2,166	$2,098	1%	5%
Corporate & Other	$97	$103	$104	-6%	-7%

Total Revenue	$2,290	$2,269	$2,202	1%	4%
GAAP Gross Profit	$1,180	$1,172	$1,083	1%	9%
Gross Profit Adjustments (1)	$(30)	$(28)	$(84)
Non-GAAP Gross Profit	$1,210	$1,200	$1,167	1%	4%
GAAP Gross Margin	51.5%	51.7%	49.2%
Non-GAAP Gross Margin	52.8%	52.9%	53.0%
GAAP Operating Income / (Loss)	$137	$138	$50	-1%	174%
Operating Income Adjustments (1)	(481)	(479)	(575)
Non-GAAP Operating Income	$618	$617	$625	0%	-1%
GAAP Operating Margin	6.0%	6.1%	2.3%
Non-GAAP Operating Margin	27.0%	27.2%	28.4%

(1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 4 of this release.

Additional Information for the Second Quarter 2018:

•	Total gross debt was $5.34 billion, down from the $6.58 billion at the end of the first quarter of 2018, and down from the $6.55 billion at the end of the second quarter of 2017. Cash was $2.98 billion, a decrease from the $3.98 billion at the end of the first quarter of 2018, and an increase from the $2.64 billion at the end of the second quarter of 2017. The decrease in gross debt and cash was due to the redemption of the 3.75 percent June 2018 $750 million and the 5.75 percent March 2023 $500 million senior unsecured notes. Net debt at the end of the second quarter was $2.36 billion, an improvement from the $2.60 billion at the end of the first quarter of 2018, and from the $3.91 billion at the end of the second quarter of 2017. Trailing twelve months, adjusted EBITDA was $3.18 billion, flat sequentially from $3.18 billion at the end of the first quarter of 2018, and an increase from $3.07 billion at the end of the second quarter of 2017. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 0.74x, an improvement from 0.82x at the end of the first quarter of 2018, and an improvement from 1.27x reported at the end of the second quarter of 2017.

•	Cash flow from operations was $403 million, a decrease from the $620 million at the end of the first quarter of 2018, driven by annual cash bonus payments, interest coupon on retired debt and income tax payments. Cash flow from operations in the second quarter 2018 declined $38 million versus the second quarter of 2017 primarily due to lower receivables, higher inventory, and accounts payable differences. Net capital expenditures on property, plant and equipment was $129 million, a decrease from the $156 million at the end of the first quarter of 2018. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $274 million, a decrease from the $464 million at the end of the first quarter of 2018.

•	During the second quarter NXP repurchased 0.02 million shares for a total cost of $2.3 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended July 1, 2018 was 347 million. Due to the pending acquisition by Qualcomm, NXP had suspended its open market share repurchases. Shares were only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $75 million in the second quarter.

•	Net cash paid for incomes taxes for the quarter was $3 million. Cash paid for income taxes related to on-going operations was $56 million. Items not related to on-going operations resulted in cash received for income taxes of $53 million, which was from a refund of the 2017 pre-payments made for the divestment of the Standard Products business.

•	In March 2018, NXP announced it had entered into a definitive agreement to sell its 40 percent equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. NXP completed the sale of its equity interest on July 10, 2018, receiving $127 million in cash proceeds.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2018 operating income of $31 million, EBITDA of $44 million and a closing cash balance of $250 million.

•	NXP combined wafer-fab utilization averaged 92 percent, as compared to 93 percent in the prior quarter, and 94 percent in the second quarter of 2017.

•	Working capital metrics and channel inventory was:

•	Days of inventory held by NXP was 111 days, up 5 days sequentially versus the first quarter;

•	Days payable was 90 days, up 7 days sequentially from the first quarter;

•	Days sales was 31 days a decline of 1 day sequentially from the first quarter;

•	The cash conversion cycle was 52 days, an improvement of 3 days versus the first quarter;

•	Channel inventory held by NXP’s distribution partners was 2.4 months, flat on a sequential basis, and in line with NXPs long-term channel target of 2.5 months, plus or minus a half month;

Supplemental Information for the Second Quarter 2018 ($ millions, unaudited)

	Q2 2018	Q1 2018	Q2 2017	Q-Q	Y-Y
Automotive	$1,008	$995	$938	1%	7%
Secure Identification Solutions (SIS)	$143	$142	$134	1%	7%
Secure Connected Devices (SCD)	$644	$633	$588	2%	10%
Secure Interface & Infrastructure (SI&I)	$398	$396	$438	1%	-9%

High Performance Mixed Signal (HPMS)	$2,193	$2,166	$2,098	1%	5%
Corporate & Other	$97	$103	$104	-6%	-7%

Total Revenue	$2,290	$2,269	$2,202	1%	4%

Guidance for the Third Quarter 2018: ($ millions) (1)

	Guidance Range
	GAAP			Reconciliation	non-GAAP
	Low	Mid	High		Low	Mid	High
Product Revenue	$2,255	$2,330	$2,405	$—	$2,255	$2,330	$2,405
Q-Q	3%	6%	10%		3%	6%	10%
Other Revenue	$95	$95	$95	$—	$95	$95	$95

Total Revenue	$2,350	$2,425	$2,500	$—	$2,350	$2,425	$2,500
Q-Q	3%	6%	9%		3%	6%	9%
Gross Profit	$1,213	$1,265	$1,318	$(28)	$1,241	$1,293	$1,346
Gross Margin	51.6%	52.2%	52.7%		52.8%	53.3%	53.8%
Operating Income (loss)	$136	$171	$208	$(534)	$670	$705	$742
Operating Margin	5.8%	7.1%	8.3%		28.5%	29.1%	29.7%
Financial income (expense)	$(46)	$(46)	$(46)	$(14)	$(32)	$(32)	$(32)

Note (1) Additional Information:

1.	GAAP Gross Profit includes Purchase Price Accounting (“PPA”) effects, ($20 million); Stock Based Compensation, ($8 million);

2.	GAAP Operating Profit includes PPA effects, ($389 million); Stock Based Compensation, ($71 million); Merger related costs ($73 million); Other Incidentals, ($1 million);

3.	GAAP Financial Income (expense) includes Other financial expense ($14 million);

4.	Net cash paid for income taxes is expected to be approximately ($37 million);

5.	Non-controlling interest is expected to be approximately ($13 million);

NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note, the guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Non-GAAP Financial Measures” below. For the factors, risks, and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

Conference Call and Webcast Information

NXP will host a conference call on July 26, 2016 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its second quarter 2018 results and provide an outlook for the third quarter of 2018.

Interested parties may join the conference call by dialing 1 – 888 – 603 – 7644 (within the U.S.) or 1 – 484 – 747 – 6631 (outside of the U.S.). The participant pass-code is 6418979. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; possibility of adverse impacts resulting from the termination of the purchase agreement with Qualcomm; the inability to realize the anticipated benefits of the proposed transaction; the disruption from the termination of the proposed transaction making it more difficult to maintain business and operational relationships; the diversion of management’s or employees’ attention from ongoing business operations as a result of the termination of the proposed transaction; the failure to receive, or a delay in receiving, the anticipated $2 billion in termination compensation; the ability to successfully execute NXP’s share repurchase program, which may be suspended or discontinued at any time; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
Revenue	$2,290	$2,269	$2,202
Cost of revenue	(1,110)	(1,097)	(1,119)

Gross profit	1,180	1,172	1,083
Research and development	(438)	(426)	(381)
Selling, general and administrative	(242)	(248)	(263)
Amortization of acquisition-related intangible assets	(363)	(360)	(373)

Total operating expenses	(1,043)	(1,034)	(1,017)
Other income (expense)	—	—	(16)

Operating income (loss)	137	138	50
Financial income (expense):
Extinguishment of debt	(26)	—	—
Other financial income (expense)	(45)	(68)	(75)

Income (loss) before taxes	66	70	(25)
Benefit (provision) for income taxes	(4)	(2)	54
Results relating to equity-accounted investees	4	2	34

Net income (loss)	66	70	63
Less: Net income (loss) attributable to non-controlling interests	12	12	14

Net income (loss) attributable to stockholders	54	58	49
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$0.16	$0.17	$0.15
Diluted	$0.16	$0.17	$0.14

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	344,120	343,661	337,537
Diluted	347,027	346,899	344,983

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	July 1, 2018	April 1, 2018	July 2, 2017
Current assets:
Cash and cash equivalents	$2,981	$3,983	$2,642
Accounts receivable, net	790	791	915
Inventories, net	1,326	1,251	1,178
Other current assets	414	536	336

Total current assets	5,511	6,561	5,071

Non-current assets:
Other non-current assets	793	888	785
Property, plant and equipment, net	2,352	2,307	2,306
Identified intangible assets, net	5,127	5,494	6,590
Goodwill	8,861	8,877	8,876

Total non-current assets	17,133	17,566	18,557

Total assets	22,644	24,127	23,628

Current liabilities:
Accounts payable	1,072	984	1,068
Restructuring liabilities-current	64	67	87
Accrued liabilities	712	865	801
Short-term debt	2	1,249	758

Total current liabilities	1,850	3,165	2,714
Non-current liabilities:
Long-term debt	5,341	5,329	5,790
Restructuring liabilities	9	15	18
Deferred tax liabilities	579	650	1,379
Other non-current liabilities	976	1,078	895

Total non-current liabilities	6,905	7,072	8,082
Non-controlling interests	159	201	248
Stockholders’ equity	13,730	13,689	12,584

Total equity	13,889	13,890	12,832
Total liabilities and equity	22,644	24,127	23,628

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
Cash Flows from operating activities
Net income (loss)	$66	$70	$63
Adjustments to reconcile net income (loss):
Depreciation and amortization	496	491	560
Stock-based compensation	69	69	67
Amortization of discount on debt	11	10	10
Amortization of debt issuance costs	2	3	3
Net gain on sale of assets	—	—	(14)
Loss on extinguishment of debt	26	—	—
Results relating to equity accounted investees	1	(2)	(3)
Changes in deferred taxes	(67)	(42)	(120)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	86	81	49
(Increase) decrease in inventories	(76)	(36)	(37)
Increase (decrease) in accounts payable and accrued liabilities	(225)	(26)	(137)
Decrease (Increase) in other non-current assets	10	—	(2)
Exchange differences	(5)	5	5
Other items	9	(3)	(3)

Net cash provided by (used for) operating activities	403	620	441

Cash flows from investing activities:
Purchase of identified intangible assets	(10)	(18)	(16)
Capital expenditures on property, plant and equipment	(129)	(156)	(96)
Purchase of interests in businesses, net of cash acquired	(18)	—	—
Proceeds from sale of interests in businesses, net of cash divested	32	—	54
Purchase of available-for-sale securities	(7)	—	—

Net cash provided by (used for) investing activities	(132)	(174)	(58)

Cash flows from financing activities:
Repurchase of long-term debt	(1,273)	—	—
Principal payments on long-term debt	(1)	—	(4)
Cash proceeds from exercise of stock options	10	20	32
Purchase of treasury shares	(2)	(30)	(10)

Net cash provided by (used for) financing activities	(1,266)	(10)	18

Effect of changes in exchange rates on cash positions	(7)	—	3

Increase (decrease) in cash and cash equivalents	(1,002)	436	404
Cash and cash equivalents at beginning of period	3,983	3,547	2,238

Cash and cash equivalents at end of period	2,981	3,983	2,642

Net cash paid during the period for:
Interest	75	21	84
Income taxes	3	44	119
Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	—	(36)	—
Inventories	—	22	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
High Performance Mixed Signal (HPMS)	2,193	2,166	2,098
Corporate and Other	97	103	104

Total Revenue	$2,290	$2,269	$2,202

HPMS Revenue	$2,193	$2,166	$2,098
Percent of Total Revenue	95.8%	95.5%	95.3%
HPMS segment GAAP gross profit	1,173	1,161	1,066
PPA effects	(19)	(18)	(74)
Stock based compensation	(8)	(9)	(8)
Merger-related costs	(1)	—	—

HPMS segment non-GAAP gross profit	$1,201	$1,188	$1,148

HPMS segment GAAP gross margin	53.5%	53.6%	50.8%
HPMS segment non-GAAP gross margin	54.8%	54.8%	54.7%
HPMS segment GAAP operating profit	160	161	94
PPA effects	(383)	(381)	(453)
Stock based compensation	(68)	(69)	(67)
Merger-related costs	(7)	(3)	(2)

HPMS segment non-GAAP operating profit	$618	$614	$616

HPMS segment GAAP operating margin	7.3%	7.4%	4.5%
HPMS segment non-GAAP operating margin	28.2%	28.3%	29.4%

Corporate and Other Revenue	$97	$103	$104
Percent of Total Revenue	4.2%	4.5%	4.7%
Corporate and Other segment GAAP gross profit	7	11	17
PPA effects	(1)	(1)	(2)
Restructuring	—	—	(1)
Stock based compensation	—	—	1
Merger-related costs	(1)	—	—

Corporate and Other segment non-GAAP gross profit	$9	$12	$19

Corporate and Other segment GAAP gross margin	7.2%	10.7%	16.3%
Corporate and Other segment non-GAAP gross margin	9.3%	11.7%	18.3%
Corporate and Other segment GAAP operating profit	(23)	(23)	(44)
PPA effects	(1)	(1)	(2)
Restructuring	1	(1)	(2)
Stock based compensation	(1)	—	—
Merger-related costs	(18)	(23)	(33)
Other incidentals	(4)	(1)	(16)

Corporate and Other segment non-GAAP operating profit	$—	$3	$9

Corporate and Other segment GAAP operating margin	-23.7%	-22.3%	-42.3%
Corporate and Other segment non-GAAP operating margin	0.0%	2.9%	8.7%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
Revenue	$2,290	$2,269	$2,202
GAAP Gross profit	$1,180	$1,172	$1,083
PPA effects	(20)	(19)	(76)
Restructuring	—	—	(1)
Stock Based Compensation	(8)	(9)	(7)
Merger-related costs	(2)	—	—

Non-GAAP Gross profit	$1,210	$1,200	$1,167

GAAP Gross margin	51.5%	51.7%	49.2%
Non-GAAP Gross margin	52.8%	52.9%	53.0%
GAAP Research and development	$(438)	$(426)	$(381)
Stock based compensation	(32)	(31)	(28)
Merger-related costs	(2)	(1)	—

Non-GAAP Research and development	$(404)	$(394)	$(353)

GAAP Selling, general and administrative	$(242)	$(248)	$(263)
PPA effects	(1)	(3)	(6)
Restructuring	—	(1)	(1)
Stock based compensation	(29)	(29)	(32)
Merger-related costs	(21)	(25)	(35)
Other incidentals	(4)	—	(1)

Non-GAAP Selling, general and administrative	$(187)	$(190)	$(188)

GAAP amortization of acquisition-related intangible assets	$(363)	$(360)	$(373)
PPA effects	(363)	(360)	(373)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—

GAAP Other income (expense)	$—	$—	$(16)
Restructuring	1	—	—
Other incidentals	—	(1)	(15)

Non-GAAP Other income (expense)	$(1)	$1	$(1)

GAAP Operating income (loss)	$137	$138	$50
PPA effects	(384)	(382)	(455)
Restructuring	1	(1)	(2)
Stock based compensation	(69)	(69)	(67)
Merger-related costs	(25)	(26)	(35)
Other incidentals	(4)	(1)	(16)

Non-GAAP Operating income (loss)	$618	$617	$625

GAAP Operating margin	6.0%	6.1%	2.3%
Non-GAAP Operating margin	27.0%	27.2%	28.4%
GAAP Financial income (expense)	$(71)	$(68)	$(75)
Non-cash interest expense on convertible notes	(11)	(11)	(10)
Foreign exchange gain (loss)	—	(3)	(3)
Extinguishment on debt	(26)	—	—
Other financial expense	(3)	(3)	(3)

Non-GAAP Financial income (expense)	$(31)	$(51)	$(59)

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
Net Income (loss)	$66	$70	$63

Reconciling items to EBITDA
Financial (income) expense	71	68	75
(Benefit) provision for income taxes	4	2	(54)
Depreciation	119	116	155
Amortization	377	375	405

EBITDA	$637	$631	$644

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(4)	(2)	(34)
Restructuring	(1)	1	2
Stock based compensation	69	69	67
Merger-related costs	25	26	35
Other incidental items	4	1	16

Adjusted EBITDA	$730	$726	$730

Trailing twelve month adjusted EBITDA	$3,176	$3,176	$3,070

($ in millions)	Three Months Ended
	July 1, 2018	April 1, 2018	July 2, 2017
Net cash provided by (used for) operating activities	$403	$620	$441

Net capital expenditures on property, plant and equipment	(129)	(156)	(96)

Non-GAAP free cash flow	$274	$464	$345
Non-GAAP free cash flow as a percent of Revenue	12%	21%	16%